SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: May 1, 2008

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF
CIMATRON LTD.
(THE “COMPANY”)

HELD ON APRIL 30, 2008

Mr. Ilan Erez, the Chief Financial Officer of the Company, duly appointed by the Board of Directors of the Company, called the Extraordinary General Meeting (the “Meeting”) to order at 10:00 AM (Israeli Time) at the offices of the Company, 11 Gush Etzion Street, Givat Shmuel, Israel, after notice was given in accordance with the Company’s Articles of Association (the “Articles”) to all the Company’s shareholders of record as of March 21, 2008. Mr. Ilan Erez called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate 7,039,217 Ordinary Shares, par value NIS 0.10 per share of the Company, constituting 73.62% of the voting power of the Company.

Mr. Ilan Erez declared that the Meeting could be lawfully held and that a quorum was present.

Mr. Ilan Erez was appointed as Chairman of the Meeting.

THE AGENDA:

1.	To re-elect Mr. Rami Entin to the board of directors of the Company (the “Board”) to serve as an External Director of the Company, as such term is defined in the Israeli Companies Law-1999, (the “Companies Law”) (an “External Director”) for an additional three-year term pursuant to the Companies Law.

2.	To elect Mrs. Eti Livni to the Board to serve as an External Director, for an initial term of three years. Mrs. Livni will be replacing Mrs. Ofra Brown who will cease to serve as an External Director upon the appointment of Mrs. Livni.

3.	To provide Mrs. Eti Livni with the same compensation package granted to the Company’s existing External Directors effective as of date of her appointment.

4.	To approve the terms of compensation and grant of options to purchase Ordinary Shares of the Company to Mr. William F. Gibbs.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1.	RESOLVED, to approve the reappointment of Rami Entin as an External Director of the Company for a term of three years and until his respective successor is duly elected.

For: 7,017,628 Ordinary Shares, constituting 99.70% of the shares present in person or by proxy and voting thereon.

Against: 21,000 Ordinary Shares, constituting 0.29% of the shares present in person or by proxy and voting thereon.

Abstain: 589 Ordinary Shares, constituting less than 0.01% of the shares present in person or by proxy and voting thereon.

2.	RESOLVED, to approve the appointment of Mrs. Eti Livni as an External Director of the Company for a term of three years and until her respective successor is duly elected.

For: 6,989,860 Ordinary Shares, constituting 99.30% of the shares present in person or by proxy and voting thereon.

Against: 48,768 Ordinary Shares, constituting 0.69% of the shares present in person or by proxy and voting thereon.

Abstain: 589 Ordinary Shares, constituting less than 0.01% of the shares present in person or by proxy and voting thereon.

3.	RESOLVED to provide Mrs. Eti Livni with the same compensation package granted to the Company’s External Directors effective as of the date of her appointment to the Board.

For: 6,985,220 Ordinary Shares, constituting 99.24% of the shares present in person or by proxy and voting thereon.

Against: 52,208 Ordinary Shares, constituting 0.74% of the shares present in person or by proxy and voting thereon.

Abstain: 1,789 Ordinary Shares, constituting 0.02% of the shares present in person or by proxy and voting thereon.

4.	RESOLVED, to approve (i) the employment agreement between Mr. Gibbs and Cimatron Gibbs LLC, which provides for, among others, an annual base salary of USD $160,000, an annual bonus based on increase in contribution to the Company’s sales in North America and to the sale of Gibbs products, and other fringe benefits as customary for comparable officers of the Company group in the United States, (ii) providing Mr. Gibbs, in his capacity as a director of the Company, the same compensation terms granted to the Company’s External Directors, and (iii) the grant of an option to purchase up to 2,000 Ordinary Shares of the Company, under the Company’s stock option plan, which options shall vest over a period of 3 years and have an exercise price per share equal to the fair market value of the Company’s Ordinary Shares on the date of the Shareholder meeting.

For: 6,990,178 Ordinary Shares, constituting 99.31% of the shares present in person or by proxy and voting thereon.

Against: 47,850 Ordinary Shares, constituting 0.67% of the shares present in person or by proxy and voting thereon.

Abstain: 1,189 Ordinary Shares, constituting 0.02% of the shares present in person or by proxy and voting thereon.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business, the Meeting was adjourned.

/s/ Ilan Erez —————————————— CHAIRMAN - Ilan Erez